                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                                 Noland Company


                          COMMON STOCK, Par Value $0.01


                                    655286102

                                Blackfriars Corp.
      c/o Pamela B. Johnson, Esq., P. O. Box 5041, Thousand Oaks, CA 91359
                                 (818) 597-3754




                                October 10, 2003



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1.   Blackfriars Corp.


2.   (a)


     (b)       X


3.   SEC Use Only

4.   WC


5.



6.   California

7.   -0-

8.   609,325

9.   -0-

10.  609,325

11.  609,325

12.

13.  18.07%

14.  CO




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1.   Employees' Retirement Plan of Consolidated Electrical Distributors, Inc.


2.   (a)


     (b)       X


3.   SEC Use Only

4.   WC


5.



6.   California

7.   -0-

8.   -0-

9.   -0-

10.  -0-

11.  -0-

12.

13.  0.00%

14.  EP


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1.   Employees' Retirement Plan of Hajoca Corporation


2.   (a)


     (b)       X


3.   SEC Use Only

4.   WC


5.



6.   Pennsylvania

7.   -0-

8.   -0-

9.   -0-

10.  -0-

11.  -0-

12.

13.  0.00%

14.  EP




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1.   Keith W. Colburn Retirement Plan


2.   (a)


     (b)       X


3.   SEC Use Only

4.   PF


5.



6.   Illinois

7.   -0-

8.   400

9.   -0-

10.  400

11.  400

12.

13.  .01%

14.  EP




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1.   Keith W. Colburn Trust


2.   (a)


     (b)       X


3.   SEC Use Only

4.   PF


5.



6.   Illinois

7.   -0-

8.   100-

9.   -0-

10.  100

11.  100

12.

13.  .003%

14.  OO





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                                  INTRODUCTION

         Blackfriars Corp., a Delaware corporation ("Blackfriars"), hereby files this Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To Schedule 13D attached to the Statement as Exhibit 7(1). Blackfriars is substituted as the Filing Person because Edmundson International, Inc. was merged into Blackfriars Corp. on December 31, 2001, with Blackfriars Corp. surviving. Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.
         Only those Items amended are reported herein.

         Item 2: Identity and Background.

         This Statement is filed to reflect changes in ownership on behalf of Blackfriars Corp., a Delaware corporation ("Blackfriars"), Employees' Retirement Plan of Consolidated Electrical Distributors, Inc., a defined benefit plan ("CED Pension Plan"), and Employees' Retirement Plan of Hajoca Corporation ("Hajoca Pension Plan") (collectively, the "Reporting Persons").

         a. Blackfriars.

         The principal place of business of Blackfriars is 31356 Via Colinas, Westlake Village, California 91362. Edmundson International, Inc. has been merged into Blackfriars. See Exhibit 2(a) for list of officers and directors.

         b. CED Pension Plan.

         The principal executive Offices of CED Pension Plan are located at 700
S. Flower Street, Los Angeles, California 90071, c/o BNY Western Trust Company. CED Pension Plan is a defined benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"). CED Pension Plan is organized as a trust under the laws of California.

         c. Hajoca Pension Plan.

         The principal executive offices of Hajoca Pension Plan are located at 801 Lancaster Ave., Bryn Mawr, Pennsylvania 19010 c/o Bryn Mawr Trust Co. Hajoca Pension Plan is a defined benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"). Hajoca Pension Plan is organized as a trust under the laws of Pennsylvania.


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         Item 3. Source and Amount of Funds or Other Consideration.

         On April 24, 2001, CED Pension Plan purchased 2,000 shares of Common Stock on the open market at a purchase price of $19.68 per share; on June 12, 2003, CED Pension Plan sold all of its 82,400 shares of Common Stock on the open market at a sales price of $40.00 per share; and on June 12, 2003, Hajoca Pension Plan sold all of its 30,000 shares of Common Stock on the open market at a sales price of $40.00 per share. A table identifying each transaction is included in Item 5(c) of this Amendment.


         Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and restated as follows:

         (a) and (b). The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the Issuer's report on Form 10K that it had 3,372,593 shares of Common Stock outstanding as of July 31, 2003) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:


Reporting Person   No. of     Percentage      Power to Vote     Power to Dispose
                   Shares     of Class        Shared   Sole     Shared      Sole
                   Benef.
                   Owned
--------------------------------------------------------------------------------
Blackfriars         609,325       17.28%              609,325            609,325
--------------------------------------------------------------------------------
CED Pension Plan          0        0.00%
--------------------------------------------------------------------------------
Hajoca
Pension Plan              0        0.00%
--------------------------------------------------------------------------------
Colburn KEOGH           400        0.01%                  400                400
--------------------------------------------------------------------------------
Colburn Trust           100       0.003%                  100                100
----------------------------------=---------------------------------------------
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         The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2. The reporting persons collectively own 609,825 shares, representing 18.08% of the total number of shares of Common Stock outstanding.

         (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

    DATE            PURCHASER                 NO. SHARES          TOTAL  ($)
-------------- -------------------------- ------------------ -------------------
  04/24/01         CED Pension Plan                   2,000             [39,360]
-------------- -------------------------- ------------------ -------------------
  06/12/03         CED Pension Plan                 [82,400]          3,296,000
-------------- -------------------------- ------------------ -------------------
  06/12/03         Hajoca Pension Plan              [30,000]          1,200,000
-------------- -------------------------- ------------------ -------------------
  TOTAL                                            [110,400]          4,456,640
  -----                                            --------           ---------
-------------- -------------------------- ------------------ -------------------

         To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

         (e) Not applicable.


         Item 6.  Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

         The first paragraph of Item 6 is amended and restated to read as follows:

         Blackfriars beneficially owns 609,325 shares of Common Stock. CED Pension Plan beneficially owns 0 shares of Common Stock. Hajoca Pension Plan beneficially owns 0 shares of Common Stock. Colburn KEOGH beneficially owns 400 shares of Common Stock. Colburn Trust beneficially owns 100 shares of Common Stock. Keith W. Colburn is the Trustee of the Colburn Trust, which is part owner of Blackfriars, is the beneficiary of the Colburn KEOGH, and a member of the Investment Committees of CED Pension Plan and Hajoca Pension Plan.

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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  October __, 2003


                                             Blackfriars Corp.


                                             By:  /s/ David T. Bradford
                                                 --------------------------
                                             Its: Secretary
                                                 --------------------------